United States securities and exchange commission logo





                            December 2, 2021

       Thomas Hallam
       Chief Executive Officer
       PALISADE BIO, INC.
       5800 Armada Drive, Suite 210
       Carlsbad, CA
       92008

                                                        Re: PALISADE BIO, INC.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-3
                                                            Filed November 19,
2021
                                                            File No. 333-259747

       Dear Dr. Hallam:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

       Amendment No. 1 to Form S-3 filed November 19, 2021

       General

   1.                                                   We note your revisions
on page 4 made in response to prior comment 3 that
                                                        describe Suzhou   s
current limited operations in China. For the avoidance of doubt, please revise this disclosure
to state, as you have in your response letter, that the Company believes that all
Suzhou operations will cease by March 2022, at the latest.
              Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any questions.
 Thomas Hallam
PALISADE BIO, INC.
December 2, 2021
Page 2




                                  Sincerely,
FirstName LastNameThomas Hallam
                                  Division of Corporation Finance
Comapany NamePALISADE BIO, INC.
                                  Office of Life Sciences
December 2, 2021 Page 2
cc:       Karen Deschaine
FirstName LastName